Exhibit 99.1

Baidu Announces Third Quarter 2022 Results

BEIJING, China, November 22, 2022 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the third quarter ended September 30, 2022.

“Baidu Core delivered a solid set of financial and operational results in the third quarter, despite the continued challenges posed by the COVID-19 resurgence. Baidu Core’s revenue resumed positive growth, driven by a gradual recovery of our online marketing business and the steady growth of our AI Cloud revenue. Notably, we continued to make significant progress in intelligent driving. On the one hand, Baidu Apollo’s auto solutions continued gaining popularity amongst leading automakers. On the other hand, Apollo Go continued scaling up its operation, completing more than 474,000 rides in the quarter, further strengthening its leading position in the global autonomous ride-hailing market,” said Robin Li, Co-founder and CEO of Baidu. “Looking ahead, we expect our mobile ecosystem to continue generating strong cash flow and fund our investment in AI Cloud and intelligent driving, which will help maintain our leadership in the new AI business and drive long term business growth.”

“In the third quarter of 2022, Baidu Core’s non-GAAP operating profit increased by 14% year over year to RMB6.7 billion despite that the resurgence of COVID-19 pressured revenue performance. This achievement is attributable to our relentless efforts in cost optimization and operational efficiency.” said Rong Luo, CFO of Baidu. “Going forward, we will continue to focus on quality revenue growth. At the same time, we will keep investing in technology and talents to propel our future development.”

Third Quarter 2022 Financial Highlights[1]
	Baidu, Inc.
(In millions except per ADS, unaudited)	Q3 2021	Q2 2022	Q3 2022		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	31,921	29,647	32,540	4,574	2%	10%
Operating income	2,308	3,400	5,317	747	130%	56%
Operating income (non-GAAP)[2]	4,708	5,493	7,200	1,012	53%	31%
Net (loss) income to Baidu	(16,559)	3,637	(146)	(21)	(99%)	—
Net income to Baidu (non-GAAP)[2]	5,090	5,541	5,889	828	16%	6%
Diluted (loss) earnings per ADS	(48.18)	9.97	(0.87)	(0.12)	(98%)	—
Diluted earnings per ADS (non-GAAP)[2]	14.66	15.79	16.87	2.37	15%	7%
Adjusted EBITDA[2]	5,962	7,054	8,879	1,248	49%	26%
Adjusted EBITDA margin	19%	24%	27%	27%

1

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.1135 as of September 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

2	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q3 2021	Q2 2022	Q3 2022		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	24,661	23,160	25,239	3,548	2%	9%
Operating income	3,718	3,246	4,982	700	34%	53%
Operating income (non-GAAP)[2]	5,823	5,121	6,650	935	14%	30%
Net (loss) income to Baidu Core	(15,625)	3,716	25	4	—	(99%)
Net income to Baidu Core (non-GAAP)[2]	5,855	5,449	5,767	811	(2%)	6%
Adjusted EBITDA[2]	6,994	6,597	8,239	1,158	18%	25%
Adjusted EBITDA margin	28%	28%	33%	33%

Operational Highlights

Corporate

•	Baidu returned US$272 million to shareholders since Q3 2022, bringing the cumulative repurchase to $3.2 billion under the 2020 Share Repurchase Program.

AI Cloud

•

As of the end of the third quarter of 2022, Baidu ACE smart transportation solutions have been adopted by 63 cities, up from 24 cities a year ago, based on the contract value of over RMB10 million for each city.

Intelligent Driving

•	Baidu Apollo’s auto solutions continued to gain traction among leading automakers:

•

One of China’s largest automotive and technology companies intended to use ANP (Apollo Navigation Pilot), AVP (Automated Valet Parking) and HD Maps for another popular car model. The partnership is an extension of existing collaboration, validating an increasing appetite for ASD (Apollo Self Driving) solutions from automakers.

•	Apollo Go continued to progress rapidly and remained the largest autonomous ride-hailing service provider worldwide:

•

Apollo Go provided more than 474K rides in the third quarter of 2022, up 311% year over year and 65% quarter over quarter. The accumulated rides provided to the public by Apollo Go reached 1.4 million by the third quarter of 2022.

Other Growth Initiatives

•	Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for 2Q22, according to IDC, Strategy Analytics and Canalys.

Mobile Ecosystem

•	In September, Baidu App’s MAUs reached 634 million, up 5% year over year.

•	Revenue from Managed Page grew by 13% year over year and reached 51% of Baidu Core’s online marketing revenue in the third quarter of 2022.

iQIYI

•	iQIYI’s average daily number of total subscribing members for the quarter was 101.0 million, compared to 104.7 million for the third quarter of 2021 and 98.3 million for the second quarter of 2022.

Third Quarter 2022 Financial Results

Total revenues were RMB32.5 billion ($4.57 billion), increasing 2% year over year.

•

Revenue from Baidu Core was RMB25.2 billion ($3.55 billion), increasing 2% year over year; online marketing revenue was RMB18.7 billion ($2.63 billion), decreasing 4% year over year but improved 10% from the second quarter as macro has improved gradually since June, and non-online marketing revenue was RMB6.5 billion ($916 million), up 25% year over year, driven by AI Cloud and other AI-powered businesses.

•	Revenue from iQIYI was RMB7.5 billion ($1.05 billion), decreasing 2% year over year.

Cost of revenues was RMB16.3 billion ($2.29 billion), increasing 1% year over year.

Selling, general and administrative expenses were RMB5.2 billion ($730 million), decreasing 29% year over year, primarily due to a decrease in channel spending and promotional marketing.

Research and development expense was RMB5.8 billion ($809 million), decreasing 7% year over year, primarily due to a decrease in staff related expenses.

Operating income was RMB5.3 billion ($747 million). Baidu Core operating income was RMB5.0 billion ($700 million), and Baidu Core operating margin was 20%. Non-GAAP operating income was RMB7.2 billion ($1.01 billion). Non-GAAP Baidu Core operating income was RMB6.7 billion ($935 million), and non-GAAP Baidu Core operating margin was 26%.

Total other loss, net was RMB4.8 billion ($670 million), decreasing 78% year over year, which mainly includes a fair value loss of RMB3.1 billion and an impairment of long-term investments of RMB1.4 billion. In the third quarter of 2021, we recognized a fair value loss of RMB18.9 billion. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies, private equity funds and digital assets, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods.

Income tax expense was RMB908 million ($128 million), compared to an income tax benefit of RMB1.8 billion for Q3’ 21, primarily due to an increase in deferred tax benefit recognized on fair value loss of long-term investments and deduction on certain expenses that were previously considered non-deductible in the third quarter of 2021.

Net loss attributable to Baidu was RMB146 million ($21 million), and diluted loss per ADS was RMB0.87 ($0.12). Net income attributable to Baidu Core was RMB25 million ($4 million). Non-GAAP net income attributable to Baidu was RMB5.9 billion ($828 million). Non-GAAP diluted earnings per ADS was RMB16.87 ($2.37). Non-GAAP net income attributable to Baidu Core was RMB5.8 billion ($811 million), and non-GAAP net margin for Baidu Core was 23%.

Adjusted EBITDA was RMB8.9 billion ($1.25 billion) and adjusted EBITDA margin was 27%. Adjusted EBITDA for Baidu Core was RMB8.2 billion ($1.16 billion) and adjusted EBITDA margin for Baidu Core was 33%.

As of September 30, 2022, cash, cash equivalents, restricted cash and short-term investments were RMB184.5 billion ($25.94 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB179.5 billion ($25.23 billion). Free cash flow was RMB6.6 billion ($921 million), and free cash flow excluding iQIYI was RMB6.4 billion ($900 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 7:30AM on November 22, 2022, U.S. Eastern Time (8:30PM on November 22, 2022, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc Q3 2022 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click

https://s1.c-conf.com/diamondpass/10026844-g6c9hw.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the liquidity condition of Baidu and/its subsidiaries and consolidated affiliated entities and their respective ability to fulfill payment obligations when due; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and contingent loss pertaining to legal proceeding in relation to former advertising agencies and iQIYI’s non-recurring employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure”.

Baidu, Inc.

Condensed Consolidated Statements of (Loss) Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	21,050	18,268	19,943	2,803
Others	10,871	11,379	12,597	1,771

Total revenues	31,921	29,647	32,540	4,574

Costs and expenses:
Cost of revenues(1)	16,126	15,171	16,273	2,288
Selling, general and administrative(1)	7,320	4,784	5,193	730
Research and development(1)	6,167	6,292	5,757	809

Total costs and expenses	29,613	26,247	27,223	3,827

Operating income	2,308	3,400	5,317	747
Other income (loss):
Interest income	1,462	1,525	1,619	228
Interest expense	(880)	(741)	(724)	(102)
Foreign exchange gain (loss), net	7	(329)	(806)	(113)
Share of losses from equity method investments	(4)	(603)	(376)	(53)
Others, net	(22,079)	299	(4,483)	(630)

Total other (loss) income, net	(21,494)	151	(4,770)	(670)

(Loss) income before income taxes	(19,186)	3,551	547	77
Income tax (benefit) expense	(1,839)	25	908	128

Net (loss) income	(17,347)	3,526	(361)	(51)
Net (loss) income attributable to noncontrolling interests	(788)	(111)	(215)	(30)

Net (loss) income attributable to Baidu	(16,559)	3,637	(146)	(21)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$(2)
(Loss) earnings per ADS (1 ADS representing 8 Class A ordinary shares):
— Basic	(48.18)	10.06	(0.87)	(0.12)
— Diluted	(48.18)	9.97	(0.87)	(0.12)
(Loss) earnings per share for Class A and Class B ordinary shares:
— Basic	(6.02)	1.26	(0.11)	(0.02)
— Diluted	(6.02)	1.25	(0.11)	(0.02)
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,778	2,780	2,790	2,790
— Diluted	2,778	2,811	2,790	2,790

(1) Includes share-based compensation expenses as follows:

Cost of revenues	74	85	84	12
Selling, general and administrative	353	443	480	68
Research and development	921	1,493	1,039	145

Total share-based compensation expenses	1,348	2,021	1,603	225

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate in effect as of September 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	36,850	55,164	7,755
Restricted cash	10,821	11,233	1,579
Short-term investments, net	143,243	118,148	16,609
Accounts receivable, net	9,981	10,677	1,501
Amounts due from related parties	1,368	3,880	545
Other current assets, net	11,052	9,818	1,380

Total current assets	213,315	208,920	29,369

Non-current assets:
Fixed assets, net	23,027	24,251	3,409
Licensed copyrights, net	7,258	7,147	1,005
Produced content, net	10,951	12,712	1,787
Intangible assets, net	1,689	1,453	204
Goodwill	22,605	22,602	3,177
Long-term investments, net	59,417	55,527	7,806
Long-term time deposits and held-to-maturity investments	7,915	22,149	3,114
Amounts due from related parties	3,487	1,521	214
Deferred tax assets, net	2,372	3,209	451
Operating lease right-of-use assets	12,065	10,778	1,515
Other non-current assets	15,933	18,764	2,639

Total non-current assets	166,719	180,113	25,321

Total assets	380,034	389,033	54,690

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	4,168	4,977	700
Accounts payable and accrued liabilities	41,384	38,689	5,439
Customer deposits and deferred revenue	13,706	13,984	1,966
Deferred income	97	70	10
Long-term loans, current portion	2	—	—
Convertible notes, current	—	8,521	1,198
Notes payable, current portion	10,505	12,444	1,749
Amounts due to related parties	1,764	3,482	489
Operating lease liabilities	2,862	2,811	395

Total current liabilities	74,488	84,978	11,946

Non-current liabilities:
Deferred income	129	175	25
Deferred revenue	223	285	40
Amounts due to related parties	3,268	1,521	214
Long-term loans	12,629	14,124	1,986
Notes payable	43,120	41,077	5,775
Convertible senior notes	12,652	6,370	895
Deferred tax liabilities	3,286	2,854	401
Operating lease liabilities	5,569	5,165	726
Other non-current liabilities	718	1,692	237

Total non-current liabilities	81,594	73,263	10,299

Total liabilities	156,082	158,241	22,245

Redeemable noncontrolling interests	7,148	8,100	1,139
Equity
Total Baidu shareholders’ equity	211,459	217,236	30,539
Noncontrolling interests	5,345	5,456	767

Total equity	216,804	222,692	31,306

Total liabilities, redeemable noncontrolling interests, and equity	380,034	389,033	54,690

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended September 30, 2021 (RMB)					Three months ended June 30, 2022 (RMB)					Three months ended September 30, 2022 (RMB)					Three months ended September 30, 2022 (US$)
	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,
	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.
Total revenues	24,661	7,589	(329)		31,921	23,160	6,657	(170)		29,647	25,239	7,471	(170)		32,540	3,548	1,050	(24)		4,574
YOY											2%	(2%)			2%
QOQ											9%	12%			10%
Costs and expenses:
Cost of revenues(1)	9,370	7,028	(272)		16,126	10,114	5,248	(191)		15,171	10,745	5,705	(177)		16,273	1,511	802	(25)		2,288
Selling, general and administrative(1)	6,089	1,246	(15)		7,320	3,990	801	(7)		4,784	4,231	980	(18)		5,193	595	138	(3)		730
Research and development(1)	5,484	683	—		6,167	5,810	482	—		6,292	5,281	476	—		5,757	742	67	—		809

Total costs and expenses	20,943	8,957	(287)		29,613	19,914	6,531	(198)		26,247	20,257	7,161	(195)		27,223	2,848	1,007	(28)		3,827

YOY
Cost of revenues											15%	(19%)			1%
Selling, general and administrative											(31%)	(21%)			(29%)
Research and development											(4%)	(30%)			(7%)
Cost and expenses											(3%)	(20%)			(8%)
Operating income (loss)	3,718	(1,368)	(42)		2,308	3,246	126	28		3,400	4,982	310	25		5,317	700	43	4		747
YOY											34%	—			130%
QOQ											53%	146%			56%
Operating margin	15%	(18%)			7%	14%	2%			11%	20%	4%			16%
Add: total other (loss) income, net	(21,163)	(331)	—		(21,494)	442	(291)	—		151	(4,108)	(662)	—		(4,770)	(577)	(93)	—		(670)
Less: income tax (benefit) expense	(1,848)	9	—		(1,839)	(11)	36	—		25	866	42	—		908	122	6	—		128
Less: net income (loss) attributable to NCI	28	22	(838	)(3)	(788)	(17)	13	(107	)(3)	(111)	(17)	1	(199	)(3)	(215)	(3)	—	(27	)(3)	(30)

Net (loss) income attributable to Baidu	(15,625)	(1,730)	796		(16,559)	3,716	(214)	135		3,637	25	(395)	224		(146)	4	(56)	31		(21)

YOY											—	(77%)			(99%)
QOQ											(99%)	85%			—
Net margin	(63%)	(23%)			(52%)	16%	(3%)			12%	0%	(5%)			(0%)

	Three months ended September 30, 2021 (RMB)				Three months ended June 30, 2022 (RMB)				Three months ended September 30, 2022 (RMB)				Three months ended September 30, 2022 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	5,823	(1,073)		4,708	5,121	344		5,493	6,650	525		7,200	935	73		1,012
YOY									14%	—		53%
QOQ									30%	53%		31%
Operating margin (non-GAAP)	24%	(14%)		15%	22%	5%		19%	26%	7%		22%
Net income (loss) attributable to Baidu (non-GAAP)	5,855	(1,400)		5,090	5,449	79		5,541	5,767	187		5,889	811	25		828
YOY									(2%)	—		16%
QOQ									6%	137%		6%
Net margin (non-GAAP)	24%	(18%)		16%	24%	1%		19%	23%	3%		18%
Adjusted EBITDA	6,994	(990)		5,962	6,597	429		7,054	8,239	615		8,879	1,158	86		1,248
YOY									18%	—		49%
QOQ									25%	43%		26%
Adjusted EBITDA margin	28%	(13%)		19%	28%	6%		24%	33%	8%		27%

(1) Includes share-based compensation as follows:

Cost of revenues	34	40		74	49	36		85	45	39		84	7	5		12
Selling, general and administrative	196	157		353	339	104		443	375	105		480	53	15		68
Research and development	837	84		921	1,431	62		1,493	978	61		1,039	136	9		145

Total share-based compensation	1,067	281		1,348	1,819	202		2,021	1,398	205		1,603	196	29		225

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30,			June 30,			September 30,			September 30,
	2021 (RMB)			2022 (RMB)			2022 (RMB)			2022 (US$)
	Baidu			Baidu			Baidu			Baidu
	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,
	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.
Net cash provided by (used in) operating activities	5,436	(2,081)	3,355	7,658	48	7,706	8,543	196	8,739	1,201	28	1,229
Net cash (used in) provided by investing activities	(15,857)	1,885	(13,972)	(3,027)	(653)	(3,680)	7,603	407	8,010	1,069	57	1,126
Net cash provided by (used in) financing activities	7,744	867	8,611	877	(334)	543	(5,967)	(106)	(6,073)	(839)	(15)	(854)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(47)	(21)	(68)	1,230	75	1,305	1,980	60	2,040	279	8	287

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,724)	650	(2,074)	6,738	(864)	5,874	12,159	557	12,716	1,710	78	1,788
Cash, cash equivalents and restricted cash
At beginning of period	46,812	6,736	53,548	43,924	3,883	47,807	50,662	3,019	53,681	7,122	424	7,546
At end of period	44,088	7,386	51,474	50,662	3,019	53,681	62,821	3,576	66,397	8,832	502	9,334
Net cash provided by (used in) operating activities	5,436	(2,081)	3,355	7,658	48	7,706	8,543	196	8,739	1,201	28	1,229
Less: Capital expenditures	(2,548)	(116)	(2,664)	(2,124)	(66)	(2,190)	(2,140)	(48)	(2,188)	(301)	(7)	(308)

Free cash flow	2,888	(2,197)	691	5,534	(18)	5,516	6,403	148	6,551	900	21	921

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended September 30, 2021 (RMB)			Three months ended June 30, 2022 (RMB)			Three months ended September 30, 2022 (RMB)			Three months ended September 30, 2022 (US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Operating income (loss)	3,718	(1,368)	2,308	3,246	126	3,400	4,982	310	5,317	700	43	747
Add: Share-based compensation expenses	1,067	281	1,348	1,819	202	2,021	1,398	205	1,603	196	29	225
Add: Amortization and impairment of intangible assets(1)	62	14	76	56	16	72	56	10	66	8	1	9
Add: Contingent loss(4)	976	—	976	—	—	—	214	—	214	31	—	31

Operating income (loss) (non-GAAP)	5,823	(1,073)	4,708	5,121	344	5,493	6,650	525	7,200	935	73	1,012
Add: Depreciation of fixed assets	1,171	83	1,254	1,476	85	1,561	1,589	90	1,679	223	13	236

Adjusted EBITDA	6,994	(990)	5,962	6,597	429	7,054	8,239	615	8,879	1,158	86	1,248
Net (loss) income attributable to Baidu	(15,625)	(1,730)	(16,559)	3,716	(214)	3,637	25	(395)	(146)	4	(56)	(21)
Add: Share-based compensation expenses	1,086	281	1,231	1,815	202	1,916	1,394	205	1,497	196	29	210
Add: Amortization and impairment of intangible assets(1)	55	14	63	50	16	59	50	10	56	7	1	8
Add: Disposal (gain) loss	—	—	—	(25)	—	(25)	(6)	—	(6)	(1)	—	(1)
Add: Impairment of long-term investments	3,187	29	3,202	222	11	228	1,042	376	1,230	146	53	173
Add: Fair value loss (gain) of long-term investments	18,970	8	18,974	(547)	2	(546)	3,149	(27)	3,135	443	(4)	442
Add: Reconciling items on equity method investments(2)	36	3	38	403	60	455	237	16	245	34	2	35
Add: Charitable donation from Baidu(3)	90	—	90	136	—	136	—	—	—	—	—	—
Add: Contingent loss(4)	976	—	976	—	—	—	214	—	214	30	—	30
Add: Tax effects on non-GAAP adjustments	(2,920)	(5)	(2,925)	(321)	2	(319)	(338)	2	(336)	(48)	—	(48)

Net income (loss) attributable to Baidu (non-GAAP)	5,855	(1,400)	5,090	5,449	79	5,541	5,767	187	5,889	811	25	828

	Three months ended September 30, 2021 (RMB)			Three months ended June 30, 2022 (RMB)			Three months ended September 30, 2022 (RMB)			Three months ended September 30, 2022 (US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Diluted (loss) earnings per ADS			(48.18)			9.97			(0.87)			(0.12)
Add: Accretion of the redeemable noncontrolling interests			0.49			0.39			0.45			0.06
Add: Non-GAAP adjustments to earnings per ADS			62.35			5.43			17.29			2.43

Diluted earnings per ADS (non-GAAP)			14.66			15.79			16.87			2.37

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents non-recurring charitable donation to discrete events.
(4)	This represents contingent loss pertaining to legal proceeding involving former advertising agency.